

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 6, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Common Stock, par value $1.00 per share of Parsons Corporation under the Exchange
Act of 1934.

Sincerely,